Filed pursuant to 424(b)(3)

File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 16, 2004. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

Information in this Supplement is provided as of July 30, 2004. As of July 30, 2004, CNL Income Properties had not entered into any initial commitments to acquire properties. Proposed properties for which we receive initial commitments, as well as property acquisitions that occur after July 30, 2004, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

CNL Income Properties, Inc., after breaking of escrow on June 23, 2004 for our offering of up to 200,000,000 shares of our common stock ($2,000,000,000), declared distributions of $.0082 per share to stockholders of record on June 25, 2004, and of $.0417 per share to stockholders of record on July 1, 2004. Our board of directors is now declaring an additional distribution of $.0417 per share to stockholders of record on August 1, 2004.

The distributions will be paid to stockholders by September 20, 2004. In the event that the Company does not have sufficient cash from operations to fund such distributions, the Company’s board of directors has authorized the Company to borrow funds from CNL Financial Group, Inc., an affiliate of the Company, which has committed to lend the Company funds necessary to cover any shortfall.

July 30, 2004	Prospectus Dated April 16, 2004